03011488

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH., D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48160

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clifden Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hilary Bergman 212-259-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine, Levine & Meyrowitz, CPAs, PC
(Name – *if individual, state last, first, middle name*)

111 Great Neck Road, Suite 201, Great Neck, New York 11021
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN MCDONALD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clifden Equities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

EDWARD D. MAJEWSKI
Notary Public, State of New York
No. 011MA6019374
Qualified in Richmond County
Commission Expires Feb. 8, ~~2003~~ 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLIFDEN EQUITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

LEVINE, LEVINE & MEYROWITZ, CPAS, P.C.
JULES E. LEVINE, C.P.A. ROBERT M. LEVINE, C.P.A. DAVID J. MEYROWITZ, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors Of
Clifden Equities, LLC

We have audited the accompanying statement of financial condition of Clifden Equities, LLC as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year ended then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clifden Equities, LLC as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information had been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levine Levine & Meyrowitz CPAs PC

February 12, 2003

111 GREAT NECK ROAD, SUITE 201, GREAT NECK, NY 11021
PHONE: 516-482-4200 / FAX: 516-487-7049 / E-MAIL: LLMCPA.COM

CLIFDEN EQUITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS	
Cash	$ 54,542
Fees Receivable	105,355
Other Receivables	51,813
Prepaid Expenses	6,584
Goodwill (net of accumulated amortization of $2,750)	17,250
Non Marketable Investment	3,300
TOTAL ASSETS	$ 238,844
LIABILITIES	
Accrued Expenses	$ 7,600
Accrued Taxes	10,547
Commission Payable	93,182
TOTAL LIABILITIES	$ 111,329
Total Member's Equity	127,515
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 238,844

The accompanying notes are an integral part of these financial statements.

CLIFDEN EQUITIES, LLC
STATEMENT OF OPERATIONS & CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 2002

REVENUES	$1,011,260
EXPENSES	
Commission Expense	$ 651,578
Dues & Subscriptions	433
Filing Fees	400
Insurance Expense	369
Occupancy Costs	33,441
Amortization	1,000
Professional Fees	13,473
Regulatory Fees	5,845
Income Taxes	15,788
Total Expenses	722,327
NET INCOME	288,933
Member's Equity – Beginning of Year	38,582
Member's Equity Withdrawals	(200,000)
Member's Equity – End of Year	$ 127,515

The accompanying notes are an integral part of these financial statements.

CLIFDEN EQUITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:	
Net Income	$ 288,933
Adjustments To Reconcile Net Income To Net Cash From Operating Activities:	
Amortization	1,000
(Increase) In Fees Receivable	(105,355)
(Increase) in Other Receivable	(51,814)
(Increase) In Prepaid Expenses	(3,458)
Increase In Accrued Expenses	2,000
Increase In Commission Payable	93,182
Increase in Accrued Taxes Payable	10,548
Total Adjustments	(53,897)
Net Cash From Operations	235,036
Cash Flows From Financing Activities:	
Capital Withdrawals	(200,000)
Net Cash Flow Used In Financing Activities	(200,000)
Increase In Cash	35,036
Cash And Cash Equivalents - Beginning Of Year	19,506
Cash And Cash Equivalents - End Of Year	$ 54,542
Supplemental Disclosures of Cash Flow Information	
Cash Paid During the Year for:	
Income Taxes	$ 5,240

The accompanying notes are an integral part of these financial statements.

CLIFDEN EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

The financial statements include the accounts of the Limited Liability Company, established in New York State in June 2001. On June 19, 2001, the Company began operations when all of the assets and liabilities of Clifden Capital, Inc. were transferred to this Company with a net capitalization of $31,168.

Clifden Equities, LLC engages in the business of private placements and related investment banking activities.

Clifden Equities, LLC is registered with the Securities Exchange Commission ("SEC") as a broker-dealer of securities in accordance with Section 15(b) of the Securities and Exchange Act of 1934 (the "Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies that are considered particularly significant.

(a) Use of Estimates:
To prepare financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

(b) Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

(c) Goodwill:
Goodwill is being amortized over 15 years on a straight-line basis.

CLIFDEN EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

(d) Income Taxes:
The Company is not a taxpaying entity for federal and state income tax purposes, and thus only city income tax expense has been recorded in the statements. Income of the Company is included on the member's federal and state income tax returns.

NOTE 3 - GOODWILL:

Goodwill represents the excess of the purchase price of Clifden Capital, Inc. over the book value of the stock purchased on March 30, 2000 from the Stockholders' of Gemstone Merchant Partners, Inc.

Amortization of goodwill for the year ended December 31, 2002 was $1,000.

NOTE 4 - COMMITMENTS AND CONTINGENCIES:

Lease Agreement

The Company occupies an office facility, leased by its parent Clifden Group, LLC, who has a three-year lease expiring on December 31, 2003, on a month-to-month basis at a monthly rent of $2,625. Rent for the year ended December 31, was $31,500.

NOTE 5 – RELATED PARTY TRANSACTIONS:

During the year, the Company received $172,345 of referral fees from Pali Capital, Inc. The sole member of the Company's parent is also a shareholder of Pali Capital, Inc.'s parent company.

NOTE 6 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital in the amount of $5,000 and requires that the net capital not fall below 120% of the minimum amount, i.e. $6,000. At December 31, 2002, the Company had net capital of $36,395, which was $28,041, in excess of its minimum required net capital of $5,000. The Company's net capital ratio was 306 to 1.

SUPPLEMENTARY

INFORMATION

SCHEDULE 1

CLIFDEN EQUITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL		
Total Members' Equity Qualified For Net Capital		$ 127,515
Add: Liabilities Subordinated To Claims Of General Creditors Allowable In Computation Of Net Capital		-0-
Total Capital And Allowable Subordinated Liabilities		127,515
Deductions		
A. Non-Allowable Assets		
Goodwill		17,250
Prepaid Expenses		6,584
Non Allowable Investments		3,300
Fees Receivable	102,500	
Less: Offsetting Commission Payable	(93,182)	9,318
Fees Payable		2,855
Other Receivable		51,813
		91,120
Net Capital Before Haircuts On Securities Positions (Tentative Net Capital)		36,395
Haircut On Securities Trading And Investment Securities		-0-
Net Capital		$ 36,395
AGGREGATE INDEBTEDNESS		
Items Included In Statement Of Financial Condition		
Accrued Expenses		$ 111,329
TOTAL AGGREGATE INDEBTEDNESS		$ 111,329
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required		$ 8,354
Excess Net Capital		$ 28,041

The accompanying notes are an integral part of these financial statements.

SCHEDULE 1 (Continued)

CLIFDEN EQUITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Excess Net Capital at 1500%	$ 28,973
Excess Net Capital at 1000%	$ 25,262
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	306 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net Capital, As Reported In Company's Part IIA (Unaudited) Focus Report	46,942
Net Audit Adjustments	10,547
NET CAPITAL PER ABOVE	$ 36,395

The accompanying notes are an integral part of these financial statements.

CLIFDEN EQUITIES, LLC
NOTES TO THE SUPPLEMENTARY INFORMATION
December 31, 2002

NOTE 1 – COMPUTATION FOR DETERMINATION OF RESERVE:

Clifden Equities, LLC is exempt from the reporting requirements of SEC Rule 15c3- 3 of the Securities and Exchange Commission under section (k)(2)(i).

Report on Internal Control Required by
SEC Rule 17a – 5 for a Broker Dealer Claiming
An Exemption from SEC Rule 15c3 – 3

Board of Directors
Clifden Equities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Clifden Equities, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a – 5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a – 5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a – 3 (a)(11) and for determining compliance with the exemptive provisions of rule 15c3 – 3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences requires by rule 17a – 13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of The Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a – 5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Clifden Equities, LLC

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a – 5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used for any other purpose.

Lerner Lerner + Mogavero CPAs PC

February 12, 2003